UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Suite 309, 3/F, Dongfeng KASO Dongfengbeiqiao, Chaoyang District Beijing 100016, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, the Company has entered into agreements dated December 14, 2020 with its senior lender and LMFA Financing LLC (“LMFA”), a Florida limited liability company and wholly owned subsidiary of LM Funding America, Inc. (Nasdaq: LMFA), in which LMFA will purchase approximately $18 million of debt in tranches. As of February 10, 2021, LMFA has completed the purchase of $18.23 million of principal, accrued interest and applicable fees (the “Debt”), converted into and sold all 22.73 million shares of the Company’s ordinary shares. With the Company settling another $1.27 million of Debt directly with the senior lender through the issuance of 1.51 million shares on February 17, 2021 which the senior lender has subsequently sold, the Company’s defaulted Debts with the senior lender totaling $19.5 million have been eliminated.

A copy of the press release, dated February 22, 2021, announcing transactions described above is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: February 22, 2021	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

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